UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                                            File No. 812-_______

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In the matter of:

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded Fund III
First Trust Exchange-Traded Fund IV
First Trust Exchange-Traded Fund V
First Trust Exchange-Traded Fund VI
First Trust Exchange-Traded Fund VII
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Advisors L.P.
First Trust Portfolios L.P.
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Application to amend an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act.

All communications, notices and orders to:

First Trust Exchange-Traded Fund                        Eric F. Fess
First Trust Exchange-Traded Fund II                     Felice R. Foundos
First Trust Exchange-Traded Fund III                    Suzanne M. Russell
First Trust Exchange-Traded Fund IV                     Chapman and Cutler LLP
First Trust Exchange-Traded Fund V                      111 West Monroe
First Trust Exchange-Traded Fund VI                     Chicago, IL  60603
First Trust Exchange-Traded Fund VII
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Advisors L.P.
First Trust Portfolios L.P.
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attention:  W. Scott Jardine



         Page 1 of 29 sequentially numbered pages (including exhibits)


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                                I. INTRODUCTION

      In this application ("Application"), the undersigned applicants, First Trust Exchange-Traded Fund (the "Initial Trust"), First Trust Exchange-Traded Fund II ("Trust II"), First Trust Exchange-Traded Fund III ("Trust III"), First Trust Exchange-Traded Fund IV ("Trust IV"), First Trust Exchange-Traded Fund V ("Trust V"), First Trust Exchange-Traded Fund VI ("Trust VI"), First Trust Exchange-Traded Fund VII ("Trust VII"), First Trust Exchange-Traded AlphaDEX(R) Fund (the "AlphaDEX(R) Trust"), First Trust Exchange-Traded AlphaDEX(R) Fund II (the "AlphaDEX(R) Trust II" and, together with the Initial Trust, Trust II, Trust III, Trust IV, Trust V, Trust VI, Trust VII and the AlphaDEX(R) Trust, the "Existing Trusts" and each, an "Existing Trust"), First Trust Advisors L.P. ("First Trust Advisors"), and First Trust Portfolios L.P. ("First Trust Portfolios" or the "Distributor" and, together with the Existing Trusts and First Trust Advisors, the "Applicants"), apply for and request an order ("Order") from the U.S. Securities and Exchange Commission ("Commission") to amend a prior order (i) under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder and (ii) under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (referred to herein as the "Prior Order").(1) As set forth in the Prior Application, the Prior Order applies to the Existing Trusts, the "Initial Fund" described in the Prior Application and also to any other open-end management investment company existing or created in the future (together with the Existing Trusts, the "Trusts" and each, a "Trust") and any existing or future series of the Trusts advised by First Trust Advisors or an entity controlling, controlled by, or under common control with First Trust Advisors (each such entity, an "Adviser"), that operate in accordance with the terms and conditions stated in the Prior Application (referred to as "Future Funds"). In both the Prior Application and this Application, the Initial Fund and the Future Funds together are each referred to as a "Fund" and collectively as the "Funds." Applicants request that the Order apply to any Funds offered subsequent to the issuance of the Order that are advised by an Adviser(2) and operate pursuant to the terms and conditions stated in the Prior Application, as amended by this Application.(3)

      The Prior Order permits, among other things: (a) the Funds to issue shares ("Shares") in large aggregations only; (b) secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value ("NAV") per Share on a national securities exchange as defined in Section

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(1)   Applicants previously submitted an application with the Commission (File
      No. 812-14088) on July 11, 2013 (the "Prior Application"), requesting relief with respect to the offering of certain exchange-traded funds based on specified indexes. The Prior Application was noticed in Investment Company Act Release No. 30582 dated June 26, 2013 and the Prior Order granting the relief requested was set forth in Investment Company Act Release No. 30610 dated July 23, 2013.


(2) All references herein to "First Trust Advisors" include any successor to First Trust Advisors. For purposes of the requested Order, a "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.


(3) As of the date of filing of this Application, no Funds have been offered in reliance on the Prior Order. All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.


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2(a)(26) of the Act ("Exchange"); (c) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of aggregations of Shares of such Funds ("Creation Units"); and (d) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances.

      As described in the Prior Application, the Funds will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified securities index (each an "Underlying Index" and collectively, "Underlying Indexes"). Certain Underlying Indexes may consist of sub-indexes. The component securities of an Underlying Index are referred to as the "Component Securities" and an entity that compiles, creates, sponsors or maintains an Underlying Index is referred to as an "Index Provider." Each Fund will hold certain securities and other assets and positions ("Portfolio Positions") selected to correspond to the performance of its Underlying Index.

      Under the Prior Order, Applicants may create and operate Funds that operate as index-based exchange-traded funds (referred to as "Index-Based Funds"), for which the Index Provider is not an "affiliated person," as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, any Sub-Adviser (as defined herein), the Distributor or a promoter of the Fund (an "Unaffiliated Index Provider").(4) In addition, under the Prior Order, Applicants may create and operate Funds that operate as index-based exchange-traded funds for which the Adviser or an "affiliated person," as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust or a Fund, the Adviser, any Sub-Adviser (as defined below), the Distributor or a promoter of the Fund (each, other than the Adviser, an "Affiliated Person") serves as the Index Provider (each such Fund, an "Affiliated Index Fund").

      Applicants are seeking the Order primarily to supercede certain terms and conditions pertaining to Affiliated Index Funds that are included in the Prior Application. In addition, Applicants also seek to supercede certain terms and conditions pertaining to Index-Based Funds to the extent provided herein. The requested relief is substantially the same as the relief granted by the Commission to the exchange-traded funds ("ETFs") advised by Transparent Value Advisors, LLC, Sigma Investment Advisors, LLC and Guggenheim Funds Investment Advisors, LLC.(5)

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(4)   As indicated in the Prior Application, Applicants intend to continue to rely on a previously obtained order for purposes of creating and operating index-based portfolios that hold equity securities selected to correspond generally to the price and yield performance of a specified domestic or international equity securities index for which the Index Provider is an Unaffiliated Index Provider. In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (Aug. 26, 2005) (notice) and 27068 (Sept. 20, 2005) (order), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (Mar. 30, 2007) (notice) and 27784 (Apr. 25, 2007)
      (order).


(5) In the Matter of Transparent Value Trust, et al., Investment Company Act Release Nos. 30558 (June 14, 2013) (notice) and 30596 (July 10, 2013)
      (order); In the Matter of Sigma Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30559 (June 14, 2013) (notice) and 30597 (July 10, 2013) (order); In the Matter of Guggenheim Funds Investment Advisors, LLC, et al., Investment Company Act Release Nos.


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      Except as specifically noted herein, all representations and conditions contained in the Prior Application relating to the operation of the Funds remain applicable. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

      Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (ii) with respect to the relief requested pursuant to
Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are or will be consistent with the policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.

      No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.


                                 II. BACKGROUND

A. APPLICANTS

      1. The Existing Trusts and the Initial Fund

      Each Existing Trust is a Massachusetts business trust and is registered under the Act with the Commission as an open-end management investment company. Each Existing Trust offers and sells its Shares pursuant to registration statements filed with the Commission under the Act and the Securities Act of 1933. The Initial Fund is described in the Prior Application.

      2. The Adviser

      First Trust Advisors is an Illinois limited partnership, with its principal office in Wheaton, Illinois. Any Adviser is or will be registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act").

      The Adviser, subject to the oversight and authority of the Board of Trustees of the Trusts ("Board"), will develop the overall investment program for each Fund.(6) If approved by the Board, the Adviser may enter into sub-advisory agreements with one or more investment advisers to act as "sub-advisers" with respect to particular Funds (each, a "Sub-Adviser" and collectively, the "Sub-Advisers"). The Sub-Advisers, if any, will serve as the portfolio managers for the Funds. Under the Adviser's supervision, each Sub-Adviser will manage the investment and reinvestment of each applicable Fund's assets in accordance with the applicable Fund's investment objective. Any

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      30560 (June 14, 2013) (notice) and 30598 (July 10, 2013) (order)
      (collectively, the "New Self-Indexing Orders").


(6) The term "Board" includes any board of trustees of any Existing Trust or future Trust.


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Sub-Adviser for a Fund either will be registered or not subject to registration under the Advisers Act.

      3. The Distributor

      The Distributor, an Illinois limited partnership, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). The Distributor is an affiliate of First Trust Advisors and will act as distributor and principal underwriter of the Funds. Applicants request that the Order apply to the Distributor, any successor to the Distributor, and to any other entity hired by a Fund as a future distributor (each, a "Future Distributor") that complies with the terms and conditions of this Application. Neither the Distributor nor any Future Distributor is or will be affiliated with any Exchange.

      4. Other Service Providers

      Each Fund will have an administrator ("Administrator"), custodian ("Custodian"), fund accountant ("Fund Accountant"), transfer agent ("Transfer Agent"), and dividend disbursing agent ("Dividend Disbursing Agent"), and may have a securities lending agent ("Securities Lending Agent"). The Trusts and any Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, the Adviser, a Sub-Adviser or an affiliate of the Adviser and/or any Sub-Adviser may provide administration, custody, fund accounting, transfer agency, dividend disbursement and/or securities lending services to the Funds.

B. THE AFFILIATED INDEX FUNDS AND REASONS FOR REQUESTING THE ORDER

      Since 2006, the Commission has issued various exemptive orders permitting applicants to create and operate ETFs that track indexes created and maintained by their affiliates (referred to as "Self-Indexing Funds").(7) These orders are subject to certain terms and conditions designed to address potential conflicts of interest that arise in an affiliated relationship. Until recently, Self-Indexing Funds were typically required, among other things, to make the composition of the index available to the public, provide advance notice of changes to the index methodology, use a third party to calculate the index and adopt various policies and procedures, including those intended to separate index and advisory personnel (collectively, the "Prior Approach"). The Prior Order was issued subject to this long-standing approach to address conflicts of interest for Self-Indexing Funds and the Prior Application reflects the Prior Approach. On July 10, 2013, however, the Commission issued the New Self-Indexing Orders, which reflected an alternative approach to address potential conflicts of interest (the "Alternative Approach"). Applicants wish to create and operate Affiliated Index Funds subject to the Alternative Approach and, in that regard, are seeking the Order to replace the Prior Approach set forth in the Prior Application with the Alternative Approach set forth in this Application. Except as described in this Application, the Funds will operate in the manner described in the Prior Application.

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(7)   See Division of Investment Management, IM Information Update, August 2013
      (IM-INFO-2013-09).


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C. SPECIFIC AMENDMENTS TO PRIOR APPLICATION

      1. Amendment to Replace Discussion of Underlying Indexes and Licensing Arrangements.

      Applicants seek to amend the Prior Application by deleting Section II.F. thereof in its entirety and replacing it with the following text:

            F. Underlying Indexes and Licensing Arrangements

            Except with respect to the Affiliated Index Funds, no Index Provider(8) is or will be an "affiliated person," as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund or of the Distributor. The Adviser, if it is the Affiliated Index Provider (as defined below), will be the owner of the Affiliated Indexes (as defined below) and all related intellectual property. Otherwise, the Adviser will enter into a license agreement with any Affiliated Person that is an Affiliated Index Provider for the use of the Affiliated Indexes and related intellectual property in connection with a Trust and its Affiliated Index Funds. In either case, the Adviser will provide the Affiliated Indexes and related intellectual property at no cost to the applicable Trust and Affiliated Index Funds.

      2. Amendment to Replace Discussion of Special Considerations Applicable to Affiliated Index Funds.

      Applicants seek to amend the Prior Application by deleting Section II.G. thereof in its entirety and replacing it with the following text:

            G. Special Considerations Applicable to Affiliated Index Funds

            The Index Provider to an Affiliated Index Fund ("Affiliated Index Provider")(9) will create a proprietary, rules-based methodology to create Underlying Indexes (each an "Affiliated Index" and collectively, the "Affiliated Indexes").(10) For

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(8)   An Index Provider (or, if the Adviser is the Index Provider, the personnel with responsibility for the Affiliated Indexes (as defined below)) will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, except as described herein, an Index Provider will not provide any information relating to changes to an Underlying Index's methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or the methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.


(9) It is currently expected that First Trust Advisors will be the Affiliated Index Provider. Any future entity that acts as an Affiliated Index Provider will comply with the terms and conditions of this Application.


(10) The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be "investment companies" in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser and/or sub-adviser ("Affiliated Accounts"), as well as other such registered investment companies,


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      the reasons discussed herein, the portfolios of the Affiliated Index Funds will be fully "transparent," meaning that each Affiliated Index Fund will post on its website ("Website") on each Business Day (as defined below), before commencement of trading of Shares on the Exchange, the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.(11)


            Applicants recognize that Affiliated Index Funds could raise concerns regarding the potential ability of an affiliated person to manipulate the Underlying Index to the benefit or detriment of an Affiliated Index Fund. Applicants further recognize the potential for conflicts that may arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index's composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated. In order to address these potential conflicts of interest, the Prior Self-Indexing ETF Orders have established a framework that requires: (i) transparency of the Underlying Indexes;
      (ii) the adoption of policies and procedures not otherwise required under the Act or the rules under the Act designed to mitigate such conflicts of interest; (iii) limitations on the ability to change the rules for index compilation and the component securities of the index; (iv) that the index provider enter into an agreement with an unaffiliated third party to act as "Calculation Agent"; and (v) certain limitations designed to separate employees of the index provider, adviser and Calculation Agent (clauses
      (ii) through (v) are hereinafter referred to as "Policies and Procedures").

            Instead of adopting the same or similar Policies and Procedures, Applicants propose to fully disclose the Portfolio Positions of each Affiliated Index Fund to address the potential conflicts of interest noted above. For the reasons set forth below, Applicants believe that requiring Affiliated Index Funds to maintain full portfolio transparency will provide an effective alternative mechanism for addressing any such potential conflicts of interest.

            The framework set forth in the Prior Self-Indexing ETF Orders discussed above was established before the Commission approved a framework to allow actively managed ETFs to operate. Subsequently, however, the Commission began issuing exemptive relief to allow the offering of actively managed ETFs.(12) Unlike conventional passively managed ETFs,

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      separately managed accounts and privately offered funds for which it does not act either as adviser and/or sub-adviser ("Unaffiliated Accounts"). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as "Accounts"), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index(es). Consistent with the relief requested from
      Section 17(a) herein, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.


(11) Under accounting procedures followed by each Fund, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.


(12) See, e.g., In the Matter of Pyxis Capital, L.P., et al., Investment Company Act Release Nos. 30316 (Dec. 21, 2012) (notice) and 30352 (Jan. 16, 2013) (order) ("Pyxis Order"); In the Matter of Franklin Advisers,


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      actively managed ETFs do not seek to replicate the performance of a specified index, but rather seek to achieve their investment objectives by using an "active" management strategy to invest in portfolio securities. Notably, the structure of actively managed ETFs presents potential conflicts of interest that are the same as, or more acute than, those presented by Affiliated Index Funds: the portfolio managers of an actively managed ETF by definition have advance knowledge of pending portfolio changes. However, rather than requiring Policies and Procedures similar to those required under the Prior Self-Indexing ETF Orders, the Commission instead determined that for actively managed ETFs, any conflicts of interest could be addressed appropriately through full portfolio transparency (i.e., requiring each actively managed ETF to post on its website on each Business Day, before commencement of trading of shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by the actively managed ETF that will form the basis for such ETF's calculation of NAV at the end of the Business Day). Accordingly, each such Prior Active ETF Order required full portfolio transparency as a condition of the relief granted therein.(13)

            In addition, Applicants do not believe the potential for conflicts of interest raised by the Adviser's use of the Underlying Indexes in connection with the management of the Affiliated Index Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Adviser's use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side-by-side management of ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Both the Act and the Advisers Act contain various protections to address conflicts of interest where an adviser is managing two or more registered funds, and these protections will also help address these conflicts with respect to the Affiliated Index Funds.(14) Therefore, although the use of portfolio transparency instead of Policies and Procedures relating to Affiliated Index Funds in the manner discussed in this Application has not yet been the subject of many prior orders by the Commission, Applicants do not

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      Inc., et al., Investment Company Act Release Nos. 30312 (Dec. 19, 2012)
      (notice) and 30350 (Jan. 15, 2013) (order); In the Matter of AllianceBernstein Active ETFs, Inc., et al., Investment Company Act Release Nos. 30305 (Dec. 13, 2012) (notice) and 30343 (Jan. 8, 2013)
      (order); In the Matter of Cambria Investment Management, L.P. and Cambria ETF Trust, Investment Company Act Release Nos. 30286 (Nov. 30, 2012), 30302 (Dec. 12, 2012) (notices) and 30340 (Jan. 4, 2013) (order); In the
      Matter of T. Rowe Price Associates, Inc., et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013)
      (order); and In the Matter of Salient Advisors, L.P. and MarketShares ETF Trust, Investment Company Act Release Nos. 30254 (Oct. 31, 2012) (notice) and 30281 (Nov. 27, 2012) (order) (collectively, the "Prior Active ETF Orders").


(13)  See, e.g., Pyxis Order, at Representation 14 and Condition 4.


(14) See, e.g., Rule 17j-1 under the Act and Section 204A under the Advisers Act; see also Rules 204A-1 and 206(4)-7 under the Advisers Act, the requirements of which, with respect to the Adviser and any Sub-Adviser, are discussed below.


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      believe their request for Relief presents any novel legal issues that are materially different from those the Commission has already considered.

            In light of the foregoing, Applicants believe it is appropriate to allow the Affiliated Index Funds to be fully transparent in lieu of adopting Policies and Procedures from the Prior Self-Indexing ETF Orders discussed above. Applicants assert that each Affiliated Index Fund's Portfolio Positions will be as transparent as the portfolio holdings of existing actively managed ETFs (i.e., those relying on the Prior Active ETF Orders), and that each Affiliated Index Fund will provide the same level of transparency with respect to its Underlying Index as the underlying indexes of existing ETFs which track indexes provided by unaffiliated parties. Applicants also assert that, notwithstanding the fact that the Affiliated Index Funds' Underlying Indexes will not be formally required to maintain the full transparency that was required under the Prior Self-Indexing ETF Orders, such Underlying Indexes will nonetheless maintain a level of public disclosure regarding components, weightings, additions and deletions (including prior announcements of any changes thereto) which will be similar to that of other underlying indexes used by other ETFs.(15)

            Each Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Affiliated Index Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions.(16) In addition, First Trust Advisors has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by First Trust Advisors or an associated person ("Inside Information Policy"). Any

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(15)  The Affiliated Index Funds' full portfolio transparency will also typically result in full transparency of an Affiliated Index Fund's Underlying Index by virtue of an Affiliated Index Fund's replication of its Underlying Index. While an Affiliated Index Fund which uses a representative sampling approach to track its Underlying Index may not thus provide full transparency of its Underlying Index and accordingly, may give rise to conflicts of interest to the extent that an Adviser or Sub-Adviser has discretion to designate the securities to be included in the Portfolio Deposit (defined below), Applicants believe any such conflicts are appropriately addressed by the existing protections against conflicts of interest that are provided for in the Prior Active ETF Orders, the Act and the Advisers Act, as discussed herein. Applicants further note that even such Affiliated Index Funds that use representative sampling to track their Underlying Indexes will provide the same amount of transparency with respect to their Underlying Indexes as is currently required with respect to Prior Index-Based ETFs in that their Deposit Instruments and Redemption Instruments (as such terms are defined below) are required to correspond pro rata to the positions of the Fund's portfolio, subject to limited exceptions. See Section II.K, infra.


(16) If the requested Order is granted, the Adviser will include under Item 10.C. of Part 2 of its Form ADV a discussion of its relationship to any Affiliated Index Provider (unless the Affiliated Index Provider is the Adviser) and any material conflicts of interest resulting therefrom, regardless of whether the Affiliated Index Provider is a type of affiliate specified in Item 10.


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      other Adviser and/or Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics (discussed below) and Inside Information Policy of the Adviser and any Sub-Adviser, personnel of those entities with knowledge about the composition of a Portfolio Deposit (as defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. Each Trust will execute confidentiality agreements with any of its service providers which are provided information regarding a Portfolio Deposit. The structure of the Affiliated Index Funds, as well as those of the Affiliated Accounts, as index funds minimizes the potential for conflicts, as the investment strategies of each Affiliated Index Fund and the Affiliated Accounts will be constrained by their objective to track the performance of their respective Underlying Index (before fees and expenses).

            The portfolio managers responsible for day-to-day portfolio management of the Affiliated Index Funds and Affiliated Accounts will be employees of an Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Affiliated Index Funds and Affiliated Accounts will be employees of the Adviser. First Trust Advisors has also adopted (and any other Adviser has adopted or will adopt) a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 ("Code of Ethics"). Any Sub-Adviser will be required to confirm to the applicable Adviser and the applicable Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain of its employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, and to provide the applicable Trust with the certification required by Rule 17j-1 under the Act. Neither any Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Affiliated Index Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors in such investments.

            To the extent the Affiliated Index Funds transact with an affiliated person of the Adviser or any Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Each Affiliated Index Fund's Board will periodically review the Affiliated Index Fund's use of an Affiliated Index Provider. Subject to the approval of the Board overseeing any Affiliated Index Fund, the Adviser, affiliated persons of the Adviser ("Adviser Affiliates") and those of any Sub-Adviser ("Sub-Adviser Affiliates") may be authorized to provide administration, custody, fund accounting, transfer agency, dividend disbursement and/or securities lending services to the Affiliated Index Funds. Any services provided by an Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.


                                    10 of 29

      3. Amendment to Replace Discussion of Availability of Information Regarding Shares and Underlying Indexes.

      Applicants seek to amend the Prior Application by deleting Section II.Q. thereof in its entirety and replacing it with the following text:

            Q. Availability of Information Regarding Shares and Underlying
      Indexes

            On each Business Day, the Deposit Instruments, the Redemption Instruments, and the Balancing Amount effective as of the previous Business Day, per individual outstanding Share of each Fund, will be made available on the Website. As noted above, before commencement of trading on the Exchange on each Business Day, the identities and quantities of the portfolio securities and other assets held by the Affiliated Index Fund that will form the basis for the Affiliated Index Fund's calculation of NAV at the end of the Business Day will also be made available on the Website. Similarly, for each Long/Short Fund and 130/30 Fund, the Adviser will provide full portfolio transparency on the Fund's Website by making available the identities and quantities of the Portfolio Positions that will form the basis for the Fund's calculation of NAV at the end of the Business Day. The information provided on the Website will be formatted to be reader-friendly.

            The Funds' Administrator will provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange or other major market data provider will disseminate, every fifteen (15) seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Balancing Amount, and (ii) the current value of the Deposit Instruments (such intra-day indicative value, the "IIV"). The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the IIV, and no Fund will make any warranty as to its accuracy.

            Applicants expect that the value of the Underlying Indexes will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with Commission and Exchange requirements. Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges. In addition, these organizations will disseminate values for each Underlying Index once each trading day, based on closing prices in the relevant exchange market. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Instruments in a Creation Unit as well as information regarding the Balancing Amount.

            At the end of each Business Day, the Trust will prepare the next day's Deposit Instruments and Redemption Instruments for the Funds and send this information to the Transfer Agent, Custodian or index receipt


                                    11 of 29
      agent, as applicable. The same evening, that party will add to this information the Balancing Amount effective as of the close of business on that Business Day and create a portfolio composition file ("PCF")(17) for each Fund, which it will transmit to NSCC before the start of the next Business Day. The PCF will include information on the cash and money market instruments in the Fund's portfolio and be available to all NSCC members, as well as through third-party data vendors. Except as discussed below, the PCF will provide information sufficient to calculate the IIV for the Funds during the next Business Day and disclose the full portfolio that will be the basis for the next day's NAV calculation.(18) The portfolio holdings disclosure on the Website will contain information sufficient by itself for market participants to calculate a Fund's IIV during the next Business Day and effectively arbitrage the Fund.

            Because bonds typically trade through "over-the-counter" or "OTC" transactions, information about the intraday prices of such bonds comes from a variety of sources. With respect to Fixed Income Funds, this information includes: (i) executed bond transactions as reported on FINRA's Trace Reporting and Compliance System ("TRACE" or the "TRACE system"); (ii) intraday prices obtained directly from broker-dealers; and/or (iii) intraday prices obtained from subscription services, such as Bloomberg. For these purposes, "intraday prices" may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. "Executed transaction prices," as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. "Executable quotations" are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. "Indicative quotations" are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

            As previously noted, one source of intraday U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on FINRA's website on a "real time" basis (subject to a fifteen (15)-minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds, have access to

----------------

(17) A PCF consists of the Deposit Instruments and Redemption Instruments that would be required to effect a creation or redemption on the next trading day and the Balancing Amount effective as of the close of business on that Business Day.


(18) The NSCC's system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. As a result, it is not currently capable of processing information with respect to Short Positions and financial instruments.


                                    12 of 29
      intraday bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intraday bond prices through their own trading desks and will be able to assess the intraday value of each Fund's Deposit Instruments using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.(19)

            As discussed herein, the Website, accessible to all investors at no charge, will publish the current version of the Prospectus and Statement of Additional Information ("SAI"), the Portfolio Positions and relevant Underlying Index for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of calculation of the relevant Fund's NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV and, each Business Day before the commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by each Affiliated Index Fund that will form the basis for the Affiliated Index Fund's calculation of NAV at the end of the Business Day. The Website will be publicly available prior to the public offering of Shares. The Exchange also will disseminate a variety of data such as Total Balancing Amount Per Creation Unit, Shares Outstanding and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.

            The closing prices of each Fund's Deposit Instruments and Short Positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, given the past history of other Prior ETFs, Applicants expect that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

----------------

(19) "[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors." Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association--Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).


                                    13 of 29

      4. Amendment to Discussion of Sales and Marketing Materials.

      Applicants seek to amend the Prior Application by deleting Section II.R. thereof in its entirety and replacing it with the following text:

            R. Public Representations

            Applicants will take such steps as may be necessary to avoid confusion in the public's mind between the Funds and a traditional "open-end investment company" or "mutual fund." For example, with respect to disclosure in the Fund's Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies: (1) the term "mutual fund" will not be used except to compare and contrast a Fund with conventional mutual funds; and (2) the term "open-end management investment company" will be used in the Fund's Prospectus only to the extent required by Form N-1A or other securities law requirements, and this phrase will not be included on the Fund's Prospectus cover page or in the summary.

            Although each Trust will be classified and registered under the Act as an open-end management investment company, neither a Trust nor any of its individual Funds will be advertised or marketed or otherwise "held out" as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "ETF." To that end, the designation of the Funds in all marketing materials will be limited to the terms "ETF," "investment company," "fund" and "trust" without reference to an "open-end fund" or a "mutual fund," except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as "mutual funds"). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares. After a Fund has traded for twelve (12) months or more, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of Shares' intraday marketability versus a conventional mutual fund's redeemability at NAV at every trading day's closing NAV.

            The primary disclosure document with respect to Shares will be the Fund's Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory prospectus or Summary Prospectus.(20)

----------------

(20) Pursuant to Rule 498 of the Securities Act, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.


                                    14 of 29

            The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

            The Prospectus for each Affiliated Index Fund will prominently disclose that the Affiliated Indexes are created and sponsored by the Adviser or an affiliated person of the Adviser.

      5. Amendment to Discussion of Relief Requested.

      To reflect the amendments above, Applicants seek to amend the Prior Application by deleting Section III.D. thereof in its entirety and replacing it with the following text:

            D. The Trusts and the Funds Do Not Raise Concerns

            1. Structure and Operation of the Trusts and the Funds Compared to Prior ETFs.

            Applicants believe that the structure and operation of the Trusts and the Funds will be extremely similar to those of the Prior ETFs discussed in this Application. As discussed below, the liquidity of each Fund's portfolio securities, the portfolio transparency of each Fund's Portfolio Positions, the arbitrage mechanism, and the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will be extremely familiar to investors in Prior ETFs. Consequently, Applicants have every expectation that the Funds will operate very similarly to the domestic and international ETFs trading now in the secondary market.

            (a) Portfolio Transparency, "Front Running" and "Free Riding."

            As discussed throughout this Application, Applicants believe that the information about each Fund's Portfolio Positions will be both public and as extensive as that information now provided by actively managed ETFs currently listed and traded. In addition, each Fund's IIV will be disseminated at fifteen (15) second intervals throughout the day and the current total aggregate market value of each Underlying Index will be disseminated in accordance with Commission and Exchange requirements. Further, the identity of Deposit Instruments, and Redemption Instruments, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.

            Applicants believe that the disclosure of Portfolio Positions would be unlikely to lead to "front running" (where other persons would trade ahead of the Fund and the investors assembling the Deposit Instruments for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Positions would not lead to "free riding" (where other persons mirror the Fund's investment strategies without paying the Fund's advisory fees) any


                                    15 of 29
      more than such disclosures cause this problem in connection with the ETFs now trading.

            (b) Arbitrage Mechanism.

            Applicants assert that the arbitrage opportunities offered by the Trusts and the Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs' NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

            Although Fund Shares are not yet listed on a Listing Exchange and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund's structure, Applicants submit that the secondary market prices for Shares of such Funds should be close to NAV and should reflect the value of each Fund's portfolio.

            2.  Investor Uses and Benefits of Products.

            Applicants believe that the Trusts and the Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price, and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trusts and their Funds. The last, but by no means least important, benefit is that investors will have access to extensive information regarding the Portfolio Positions of each Fund, and Deposit/Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund's holdings as well as the performance of its Adviser and/or Sub-Adviser.


                                    16 of 29

            Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor Sub-Adviser will have latitude to change or specify certain Deposit Instruments or Redemption Instruments to favor an affiliate.

            3. The Commission Should Grant the Exemptive Relief Requested in This Application.

            In summary, Applicants believe that the Trusts and the Funds will operate in the same manner as existing ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trusts and the Funds are appropriate candidates for the requested Relief.

            Based on the foregoing, Applicants respectfully request the Relief as set forth below.


                       III. IN SUPPORT OF THE APPLICATION

      Except as noted herein, the Funds will operate in a manner identical to that described in the Prior Application. The requested relief would amend the Prior Order, primarily with respect to the Affiliated Index Funds, to adopt the Alternative Approach which the Commission has recently approved. The Funds will comply with the terms and conditions of the Prior Order, except as described in this Application.

      Based on the above, Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (ii) with respect to the relief requested pursuant to
Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are or will be consistent with the policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.


                                 IV. PRECEDENT

      Applicants' requested relief is substantially the same as that granted in the New Self-Indexing Orders.(21)

----------------

(21)  See note 5, supra.


                                    17 of 29

                          V. REQUEST FOR AMENDED ORDER

       Applicants respectfully request that the Commission grant an Order amending the Prior Order.


                       VI. CONDITIONS TO THE APPLICATION

      Applicants agree that the Order will be subject to the conditions set forth in the Prior Application and, in addition, the following two new conditions:

       1. Each Affiliated Index Fund, Long/Short Fund and 130/30 Fund will post on the Website on each Business Day, before commencement of trading of Shares on the Exchange, the Fund's Portfolio Positions.

       2. No Adviser or any Sub-Adviser to an Affiliated Index Fund, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Affiliated Index
     Fund) to acquire any Deposit Instrument for an Affiliated Index Fund through a transaction in which the Affiliated Index Fund could not engage directly.


                            VII. NAMES AND ADDRESSES

      Pursuant to Rule 0-2(f) under the Act, the following are the names and addresses of Applicants:

                          First Trust Advisors L.P.
                          First Trust Portfolios L.P.
                          First Trust Exchange-Traded Fund
                          First Trust Exchange-Traded Fund II
                          First Trust Exchange-Traded Fund III
                          First Trust Exchange-Traded Fund IV
                          First Trust Exchange-Traded Fund V
                          First Trust Exchange-Traded Fund VI
                          First Trust Exchange-Traded Fund VII
                          First Trust Exchange-Traded AlphaDEX(R) Fund
                          First Trust Exchange-Traded AlphaDEX(R) Fund II 120 East Liberty Drive
                          Suite 400
                          Wheaton, Illinois  60187


                                    18 of 29

      All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

                                         FIRST TRUST EXCHANGE-TRADED FUND


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President


                                         FIRST TRUST EXCHANGE-TRADED FUND II


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President


                                         FIRST TRUST EXCHANGE-TRADED FUND III


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President


                                         FIRST TRUST EXCHANGE-TRADED FUND IV


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President


                                         FIRST TRUST EXCHANGE-TRADED FUND V


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President


                                         FIRST TRUST EXCHANGE-TRADED FUND VI


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President


                                    19 of 29

                                         FIRST TRUST EXCHANGE-TRADED FUND VII


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President


                                         FIRST TRUST EXCHANGE-TRADED AlphaDEX(R)
                                            FUND


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President


                                         FIRST TRUST EXCHANGE-TRADED AlphaDEX(R)
                                            FUND II


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President


                                         FIRST TRUST ADVISORS L.P.


                                         By: /s/  James A. Bowen
                                             ---------------------------------
                                             Name:   James A. Bowen
                                             Title:  Chief Executive Officer


                                         FIRST TRUST PORTFOLIOS L.P.


                                         By: /s/  James A. Bowen
                                             ---------------------------------
                                             Name:   James A. Bowen
                                             Title:  Chief Executive Officer


Dated: November 13, 2013


                                    20 of 29

                       VIII. AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P., pursuant to the general authority vested in him as Chief Executive Officer.

                                         FIRST TRUST ADVISORS L.P.


                                         By: /s/  James A. Bowen
                                             ---------------------------------
                                             Name:   James A. Bowen
                                             Title:  Chief Executive Officer


Dated: November 13, 2013


                                    21 of 29

                        IX. AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of each Existing Trust. Mark R. Bradley is authorized to sign and file this document on behalf of the Existing Trusts, pursuant to the general authority vested in him as President and pursuant to resolutions adopted by the respective Boards of Trustees which are attached as Appendix A-1 Such resolutions continue to be in force and have not been revoked through the date hereof.

                                         FIRST TRUST EXCHANGE-TRADED FUND
                                         FIRST TRUST EXCHANGE-TRADED FUND II
                                         FIRST TRUST EXCHANGE-TRADED FUND III
                                         FIRST TRUST EXCHANGE-TRADED FUND IV
                                         FIRST TRUST EXCHANGE-TRADED FUND V
                                         FIRST TRUST EXCHANGE-TRADED FUND VI
                                         FIRST TRUST EXCHANGE-TRADED FUND VII
                                         FIRST TRUST EXCHANGE-TRADED AlphaDEX(R)
                                            FUND
                                         FIRST TRUST EXCHANGE-TRADED AlphaDEX(R)
                                            FUND II


                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley
                                             Title:  President

Dated: November 13, 2013


                                    22 of 29

                        X. AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Portfolios L.P., pursuant to the general authority vested in him as Chief Executive Officer.

                                         FIRST TRUST PORTFOLIOS L.P.


                                         By: /s/  James A. Bowen
                                             ---------------------------------
                                             Name:   James A. Bowen
                                             Title:  Chief Executive Officer

Dated: November 13, 2013


                                    23 of 29

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                         By: /s/  James A. Bowen
                                             ---------------------------------
                                             Name:   James A. Bowen


                                    24 of 29

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III, FIRST TRUST EXCHANGE-TRADED FUND IV, FIRST TRUST EXCHANGE-TRADED FUND V, FIRST TRUST EXCHANGE-TRADED FUND VI, FIRST TRUST EXCHANGE-TRADED FUND VII, FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND and FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND II; that he is President of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                         By: /s/  Mark R. Bradley
                                             ---------------------------------
                                             Name:   Mark R. Bradley


                                    25 of 29

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                         By: /s/  James A. Bowen
                                             ---------------------------------
                                             Name:   James A. Bowen


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                               XII. APPENDIX A-1

  THE BOARDS OF TRUSTEES OF EACH OF THE FIRST TRUST FUNDS LISTED ON SCHEDULE I
   HERETO (COLLECTIVELY, THE "TRUSTS") EACH ADOPTED THE FOLLOWING RESOLUTIONS

                  WHEREAS, the Trusts, First Trust Advisors L.P. ("First Trust
            Advisors") and First Trust Portfolios L.P. ("First Trust Portfolios") previously received an order (Investment Company Act Release No. 30610 (July 23, 2013)) (the "Original Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Fund Shares") redeemable in large aggregations only ("Creation Unit Aggregations"); (b) secondary market transactions in Fund Shares to occur at negotiated market prices; and (c) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Unit Aggregations; and

                  WHEREAS, subject to various terms and conditions set forth in the exemptive application submitted to the Commission for the Original Order (the "Affiliated Index Requirements"), the Original Order permits, among other things, the Funds to track an underlying index that is created, compiled, sponsored or maintained by (a) First Trust Advisors or (b) an "affiliated person," as defined in the 1940 Act, or an affiliated person of an affiliated person, of a Trust, a Fund, First Trust Advisors, First Trust Portfolios, or a sub-advisor or promoter of a Fund (an "Affiliated Index"); and

                  WHEREAS, the Trusts wish to modify or supercede the Original
            Order, among other things, to replace the Affiliated Index Requirements with alternative terms and conditions that the Commission has permitted in connection with granting exemptive relief to permit exchange-traded funds that track Affiliated Indexes (the "New Affiliated Index Relief");

                  NOW THEREFORE BE IT

                  RESOLVED, that Mark R. Bradley, President of each Trust, and any other appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Trust and in its name, an Application or Applications in such form as such officers, or any one of them,


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            deems necessary or appropriate to obtain the New Affiliated Index
            Relief; and it is further

                  RESOLVED, that Mark R. Bradley and any other appropriate
            officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

                  RESOLVED, that upon issuance of an Order of Exemption by the
            Commission in accordance with the terms and conditions of any Application described above, the respective Trust is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.


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                                                                      SCHEDULE I

                 First Trust Exchange-Traded Fund
                 First Trust Exchange-Traded Fund II
                 First Trust Exchange-Traded Fund III
                 First Trust Exchange-Traded Fund IV
                 First Trust Exchange-Traded Fund V
                 First Trust Exchange-Traded Fund VI
                 First Trust Exchange-Traded Fund VII
                 First Trust Exchange-Traded AlphaDEX(R) Fund
                 First Trust Exchange-Traded AlphaDEX(R) Fund II


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